

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

August 18, 2009

Mr. Michel St-Pierre
President and Principal Executive Officer
Montreal Services Company
941 de Calais Street
Mont St-Hilaire, Quebec
Canada J3H 4T7

> **Re:** **Montreal Services Company**
> **Amendment No. 1 to Form S-1**
> **Filed June 30, 2009**
> **File No. 333-160128**

Dear Mr. St-Pierre:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated July 16, 2009, in which you state that you have a specific plan and purpose. We also note your disclosure on page 8 that your management does not have prior experience in the employment placement field, and thus, you may have to hire additional experienced personnel. In light of this disclosure, please expand your disclosure in the use of proceeds, business and MD&A sections, to discuss with specificity your more immediate plans for hiring experienced personnel to assist your management in conducting the company's business. If you have no immediate plans to hire trained personnel, please state this and also tell us in greater detail how management will conduct operations.

Summary of Offering, page 5

2. Please supplement your revised disclosure under this subheading to summarize in greater detail the auditor's going concern opinion.

Risk Factors

General

3. We note your response to comment 6 of our letter dated July 16, 2009 that no risk factor has been added. However, we reissue in part our prior comment. Please discuss any Canadian or U.S. regulatory risks inherent to placement service companies, if any, or advise us how there are no related risks.

Use of Proceeds, page 10

4. We note your response to comment 11 of our previous letter and your revised disclosure that the amount paid to Mr. St-Pierre for the loan outstanding will be limited to $15,000 from the proceeds of the offering. Please discuss in the liquidity section of your MD&A section, the amount of interest owed by the company and how it plans to pay the interest.

Dilution of the Price You Pay for your Shares, page 13

5. Please revise your disclosures to reflect all projected offering costs in your calculation of net tangible book value upon completion of the offering. In addition, please revise your tabular disclosure on page 15 to reflect net tangible book value per share, rather than net tangible book value. See Item 505 of Regulation S-K.

Right to Reject Subscriptions, page 18

6. We note your response to comment 16 of our previous letter and we reissue in part our prior comment. Please expand your disclosure under this subheading to explain whether stock certificates will be issued and mailed along with the executed subscription agreements.

Business

Background, page 19

7. In your response to previous comment 18, you state that you have revised your disclosure elsewhere to clarify that you plan to focus primarily on the placement of accountants; however, your disclosure continues to reflect goals of placing marketing and IT positions as well. As examples, please refer to your added

disclosure in the *Business* section on 19 relating to your "blank check" analysis or your disclosure under the *Plan of Operation* subheading on page 24. Please revise such disclosure throughout your prospectus.

Competition, page 21

8. We note your revised disclosure in this section; however, please tell us in your response how you plan to provide a "higher quality" service, considering your current operational and experience limitations. Please also explain how the services you plan to provide are distinguishable from those companies that you have indicated as competitors.

Regulations, page 21

9. We note your response that there are no regulations in Quebec pertaining to employment agencies with which you must comply. Please revise your disclosure in the prospectus to state the same and discuss whether you need to comply with any US federal or state regulations.

Management's Discussion and Analysis of Financial Condition or Plan of Operation

General

10. We note your revised disclosure in this section; however, it is unclear why you have identified your dealings with the Commission as a concern. Please revise this disclosure to clarify.

Balance Sheet, page F-2

11. Please revise to present offering costs as a reduction of, rather than an increase to, stockholder's equity.

Item 15. Recent Sales of Unregistered Securities, page 44

12. We note your expanded discussion of how the transaction disclosed in this section complied with Rule 903 of Regulation S; however, in light of your response to previous comment 36 that you have not entered into a subscription agreement with Mr. St-Pierre in connection with such sale, please further expand your disclosure in this section to explain how this private offering was effectuated.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Conrad C. Lysiak, Esq.
    The Law Office of Conrad C. Lysiak, P.S.
    (via facsimile)